UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2007
Commission File No.: 001-33514
TRANSITION THERAPEUTICS INC.
101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

EXHIBITS
The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	News release dated November 5, 2007 – “Transition Therapeutics Provides Update on Diabetes Program”.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.
Date: November 5, 2007	By:	/s/ Elie Farah
	Name:	Elie Farah
	Title:	Chief Financial Officer and Vice President, Corporate Development

Exhibit 99.1
Transition Therapeutics Provides Update on Diabetes Program
TORONTO, ON, November 5th, 2007 — Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) today announces an update on the clinical development and partnership activities for the Company’s diabetes programs. Following good faith negotiations, Novo Nordisk A/S and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition has sent notice to Novo Nordisk A/S terminating the agreement between the companies, which will return to Transition all rights held by Novo Nordisk A/S, relating to E1-I.N.T. Transition will continue on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s recent Phase IIa clinical trial data showed that 4-weeks of E1-I.N.T. therapy (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. These data suggest that gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes. Transition has commenced the studies to advance its lead gastrin analogue, TT-223, formerly known as “G1”, into Phase II clinical trials in type 2 diabetes patients.
To support the Phase II clinical development program for TT-223, Transition is currently performing Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers has completed dosing. The second study, a multiple ascending dose study of TT-223, is expected to begin later this year.
Transition expects to initiate the following Phase II clinical studies evaluating TT-223 in type 2 diabetes:
•	A dose-range finding Phase II study evaluating TT-223 in type 2 diabetes patients receiving metformin with or without thiazolidinediones (TZDs) to commence in the first half of next year.

•	An additional Phase II study with TT-223 in type 2 patients receiving either GLP-1 analogue therapy or insulin therapy is anticipated to follow.

•	The next steps in the development of TT-223 in combination with Transition’s epidermal growth factor analogue, formerly known as “E1-I.N.T.”, will be evaluated following the review of data from the above proposed Phase II studies.
Transition will continue to work closely with the Juvenile Diabetes Research Foundation on development of TT-223 in combination with GLP-1 analogues for the treatment of type 1 diabetes. The clinical studies in type 1 diabetes patients will be disclosed at a later date.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/ AZD-103 for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of our products. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Mr. Elie Farah
Chief Executive Officer	CFO and VP Corporate Development
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com